UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOUTHERN BELLA, INC.
(Name of Company)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

842344103
(CUSIP Number)

Michael T. Williams, Esq.,
Williams Securities Law Firm, P.A.,
2503 W. Gardner Ct., Tampa FL 33611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ¨ (b) ¨
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,166,667 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,166,667 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [1] Owned the name of Wendi Davis, Mr. Davis’ wife.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Company.

This statement relates to the common stock, par value $0.000001 per share, of Southern Bella, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 222  E. Jones Ave., Wake Forest, NC 27587.

Item 2. Identity and Background.

This Schedule 13D is being filed by:

(1) (a) – (c) Michael Davis (“Davis”) is a U.S. citizen employed as President of Southern Bella, Inc. The business address for Davis is 222 E. Jones Ave., Wake Forest, NC 27587.

Davis is an owner and officer/director with voting and investment power over shares of the Southern Bella, Inc. (the “Company”) The shares are owned in the name of Wendi Davis, Mr. Davis’ wife.

(d) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of Common Stock beneficially held by the Reporting Person were acquired in a Share Exchange Transaction between the Registrant and Uptone Pictures, Inc. in December 2010.

Item 4. Purpose of Transaction

Mr. Davis acquired the securities of the Issuer for investment purposes.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, Mr. Davis may purchase additional securities of the Issuer or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Davis reserves the right to actively pursue various proposals which could relate to or would result in:

(a)  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;
(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)  Any material change in the present capitalization or dividend policy of the Issuer;
(f)   Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company.

(a) and (b) Davis is the beneficial owner of an aggregate of 8,166,667 shares of Common Stock of the Company, representing approximately 94% of the total issued and outstanding shares of Common Stock as of March 16, 2011. The shares are owned 8,166,667 shares in the name of Wendi Davis, Mr. Davis’ wife.

(c) Since March 16, 2011, the Reporting Person has not effected any transactions relating to the Common Stock or any other equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 16, 2011	By:	/s/ Michael Davis
Name: Michael Davis